UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

Amendment No. 7

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Bankia, S.A.
(Name of Subject Company)

N/A
(Translation of Subject Company’s Name into English (if applicable))

Spain
(Jurisdiction of Subject Company’s Incorporation or Organization)

Bankia, S.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Bankia, S.A. Attn: Gerardo Artiach Paseo de la Castellana, 189 28046 Madrid, Spain +34 91 423-5186
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
800 221-0102

Michael J. Willisch
Davis Polk & Wardwell LLP
Paseo de la Castellana, 41
28046 Madrid, Spain
+34 91 768-9610

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as exhibits to this form:

Exhibit No.	Description
1.1	English translation of the “inside information” announcement regarding the decision by the boards of directors of Bankia, S.A. and CaixaBank, S.A. to approve and sign the joint merger plan for the CaixaBank - Bankia merger, dated September 18, 2020*
1.2	English translation of the “other relevant information” announcement containing a presentation regarding the CaixaBank - Bankia merger negotiations, dated September 18, 2020*
1.3	English translation of the “other relevant information” announcement containing a press release regarding the CaixaBank - Bankia merger negotiations, dated September 18, 2020*
1.4	English translation of report of the Directors of CaixaBank regarding the joint merger plan**
1.5	English translation of report of the Directors of Bankia regarding the joint merger plan**
1.6	English translation of report on joint merger plan issued by an independent expert dated October 23, 2020 (it omits an appendix which consists of the joint merger plan, which is incorporated herein by reference to Exhibit 1.1 hereto)**
1.7	English translation of merger balance sheet of Caixabank as of June 30, 2020**
1.8	English translation of bylaws of Caixabank after merger**
1.9	Identity of current directors of Caixabank and Bankia and identity of directors after completion of the merger**
1.10	English translation of information document prepared by Caixabank in connection with the merger*****
1.11	English translation of pro forma information as of June 30, 2020, which includes auditors’ report (included in Exhibit 1.10 hereto)
1.12	English translation of CaixaBank’s consolidated financial statements as of and for the year ended December 31, 2019 and first 100 pages of the related management report*** and the subsequent pages of the related management report and annual corporate governance report****
1.13	English translation of CaixaBank’s condensed interim consolidated financial statements as of and for the six months ended June 30, 2020 and the related management report*****
1.14	English translation of CaixaBank’s Spanish shelf prospectus dated April 23, 2020 (it omits an appendix which consists of CaixaBank’s consolidated financial statements as of and for the year ended December 31, 2019 and the related management report and annual corporate governance report, which is incorporated herein by reference to Exhibit 1.12 hereto (part 1 and part 2)) and of its amendments dated May 7, 2020, August 18, 2020 and September 29, 2020*****
1.15	English translation of CaixaBank’s extraordinary General Shareholders’ Meeting announcement dated October 27, 2020*****
1.16	English translation of Bankia’s extraordinary General Shareholders’ Meeting announcement dated October 27, 2020*****
1.17	English translation of CaixaBank’s extraordinary General Shareholders’ Meeting proposed resolutions*****
1.18	English translation of Bankia’s extraordinary General Shareholders’ Meeting proposed resolutions*****
1.19	Total number of shares and voting rights as at the date Bankia’s extraordinary General Shareholders’ Meeting is called*****

1.20	English translation of the “other relevant information” announcement of CaixaBank dated September 18, 2020 in connection with the merger*****
1.21	English translation of joint merger plan (included in Exhibit 1.1 hereto)
1.22	English translation of current bylaws of CaixaBank (included in Exhibit 1.1 hereto)
1.23	English translation of Bankia’s Spanish shelf prospectus dated October 20, 2020******
1.24	English translation of Bankia’s bylaws******
1.25	English translation of Bankia’s Shareholders Electronic Forum Regulations******
1.26	English translation of Bankia’s instructions for attending the General Shareholders’ Meeting, prior proxy granting and remote voting******
1.27	English translation of Bankia’s information document on the right of information regarding its General Shareholders’ Meeting******
1.28	English translation of Bankia’s FAQs regarding its General Shareholders’ Meeting******
1.29	English translation of “inside information” announcement from CaixaBank of October 1, 2020*******
1.30	English translation of “inside information” announcement from Bankia of March 27, 2020*******
1.31	English translation of “inside information” announcement from Bankia of May 29, 2020*******
1.32	English translation of “inside information” announcement from Bankia of September 15, 2020*******
1.33	English translation of “inside information” announcement from Criteria Caixa of May 26, 2016*******
1.34	English translation of “inside information” announcement from Criteria Caixa of September 26, 2017*******
1.35	English translation of Bankia’s condensed interim consolidated financial statements as of and for the six months ended June 30, 2020 and the related management report*******
1.36	English translation of Bankia’s consolidated financial statements as of and for the year ended December 31, 2019, and the related management report and annual corporate governance report*******
1.37	English translation of Bankia’s Chairman’s speech at Bankia’s extraordinary General Shareholders’ Meeting of December 1, 2020
1.38	English translation of Bankia’s extraordinary General Shareholders’ Meeting resolutions

____________________

* Previously furnished with the Form CB furnished to the Securities and Exchange Commission on October 22, 2020.

** Previously furnished with the Form CB furnished to the Securities and Exchange Commission on October 26, 2020

*** Previously furnished with the first Form CB furnished to the Securities and Exchange Commission on October 28, 2020

**** Previously furnished with the second Form CB furnished to the Securities and Exchange Commission on October 28, 2020

***** Previously furnished with the third Form CB furnished to the Securities and Exchange Commission on October 28, 2020

****** Previously furnished with the Form CB furnished to the Securities and Exchange Commission on November 3, 2020

******* Previously furnished with the Form CB furnished to the Securities and Exchange Commission on November 6, 2020

Item 2. Informational Legends

A legend complying with Rule 802 under the U.S. Securities Act of 1933, as amended, is included in documents furnished as exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on October 21, 2020.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerardo Artiach
(Signature)

Gerardo Artiach Head of Financial Planning and Management Bankia, S.A.
(Name and Title)

/s/ Íñigo Velázquez
(Signature)

Íñigo Velázquez Head of Investor Relations & Rating Bankia, S.A.
(Name and Title)

December 2, 2020
(Date)